EXHIBIT 99.12

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter & year ended March 31, 2005.

Bloomberg
Interviewee: Suresh Senapaty, CFO-Wipro Limited

Bloomberg: There were some concerns in the US geography and the OEM part but Wipro says that things look to be very good.

Suresh Senapaty: No, I think telecom OEM has given a double-digit sequential growth to us. Most of it has also been because of the wireless segment. In the mobility segment, there has been significant amount of developmental activities that the customers are getting into and that has led to a very decent growth for us. So I think that momentum will continue, though of course the pace will go down, and also there is a little bit of time lag in terms of converting the development into maintenance, but we are finding the telecom OEM fairly exciting.

Bloomberg: On the R&D side, I mean specially the semiconductor side, what is the scene?

Suresh Senapaty: In the embedded space we have again seen decent growths, about 7% sequential growth. The reason for that has been while we had got a different growth in the computing part of the sub-segment on the embedded side of the business, the semiconductor part, particularly in Japan, has given us a very good growth. The combination of these two factors has been able to give us a decent sequential growth.

Bloomberg: And as for the outlook out there?

Suresh Senapaty: Outlook, again, I would say that, very decent, because the embedded part of our business has sub-segments of computing, semiconductor, consumer electronics, avionics, automotive, etc, so that is a fair amount of de-risking within because of the diversified portfolio. But we will see the impact of an increased base. The momentum continues in some form and we look forward to Japan which has a fairly decent potential for us to exploit more.

Bloomberg: Infosys has been saying a lot about SOX, do you feel or share the same kind of concerns about SOX, Patriot, Anti-money laundering?

Suresh Senapaty: I think there are customer specific issues. There may have been some cases related to SOX related, but we have not found that as a big impediment in terms of our own customer base in terms of growth. In fact, we have a practice for SOX, and we have been decently benefited out of that because of the SOX compliance that the customer had to undergo. So, one cannot deny that there could have been some problems with certain customers, but overall I think we are fairly comfortable.

Bloomberg: And what has happened to your biggest customer, there was some problem with Transco...?

Suresh Senapaty: I think from the top ten customers we have been able to get a decent growth in this quarter. The top ten customers and top 22 customers of the top 50 have given us a double-digit sequential growth, and similarly the top 10 customers have given us a growth faster than average growth of the company.

Bloomberg: Any numbers?

Suresh Senapaty: The top 10 was about 9.6% growth.

Bloomberg: Can you break it down to top customer?

Suresh Senapaty: I can’t, because it is unfair to give, because we do not give it customer wise. But the top 10 cluster has done very well for us.

Bloomberg: So the top 10 you said was 9.67.

Suresh Senapaty: That is right. 9.6 I said right?

Bloomberg: 9.67.

Suresh Senapaty: 9.6% versus our total services, IT services growth has been 6.8%.

Bloomberg: Sequentially?

Suresh Senapaty: Sequentially.

Bloomberg: As previously mentioned there were certain customer specific issues, reorganization that something is going on. Are they over, are you seeing ramp up in those accounts?

Suresh Senapaty: You have a top ten customer as a basket. There could be specific issues with one or the other, but overall we found that top 10 has given us these results.

Bloomberg: Can I ask you about the rupee, how much has that impacted this year? US GAAP because most of the countries follow US GAAP...

Suresh Senapaty: If you look at our realizations, last quarter it was about 45.14 which got reduced to about 43.80 for March quarter compared to the December quarter. So we had an impact adverse to us. I think we had ....

Bloomberg: 45.14 to 43.8.

Suresh Senapaty: Right. We had an impact of about 80 basis points on our operating margin, in the quarter ending March. But we continue to focus on our operating parameters in terms of utilization, in terms of bulge mix, in terms of offshore mix, a combination of these operational efficiencies that we achieved, we were able to mitigate significant part of the foreign exchange impact as well as price impact.

Bloomberg: In terms of billing rates, how are they doing?

Suresh Senapaty: Billing rates, we had a short fall, reduction in the billing rates, both in the onsite as well as offshore.

Bloomberg: It has gone down? Why?

Suresh Senapaty: I don’t think we need to read much more than what is in terms of what it should be. You move in a narrow range, it is fairly stable. It is primarily because of a change in the business mix. , It is also a function of some of the fixed price projects that got ramped down or got over, actually that is the right word, and a combination of these factors, but we can say that they are pretty stable.

Bloomberg: What kind of business mix?

Suresh Senapaty: In the sense that we have always been talking that the prices are stable but for the business mixes, service mix is the right word. So when you talk about enterprise application service, technology infrastructure support services, etc., etc., they have better realizations. So based on the mix of the businesses, it does impact quarter to quarter.

Bloomberg: Okay, so it is not permanent shift in one direction or the other?

Suresh Senapaty: That is right. And we feel comfortable because in terms of stability new customers are still at better rates than the existing

Bloomberg: If you put a percentage, give the percentage....

Suresh Senapaty: I will stay away from that.

Bloomberg: I think there have been increases with the new customer renegotiations?

Suresh Senapaty: Not much.

Bloomberg: I could ask you a few questions about employee issues, if you could address compensation, attrition, and what you expect to add in terms of employees for the next fiscal year, what is the compensation increase?

Suresh Senapaty: We do not give employee forecast because we are saying that we build facilities and hire people to need of the business. So all we are saying is that whatever we are seeing as the potential for the customer, we see a decent growth. That is where we are giving a guidance of about 395 million dollars, and we think that most of that growth will come through volume, and consequently it will have its impact in terms of the head count increases.

Bloomberg: What have attrition rates been like?

Suresh Senapaty: Attrition rates were fairly decent about 12%.

Bloomberg: And how is that compared to the past?

Suresh Senapaty: Similar levels.

Bloomberg: You know, obviously, like Satyam gave a double, they had increased the salary in October and they increased it again to align, or I can say, probably because their attrition rate was at 17-18%, but do you see any kind of such pressures to bring, increase in compensation, and bring it to the cycle of the financial year?

Suresh Senapaty: If you look at the last five years or last ten years, it has not been sacrosanct that it will be in April, it will be in June, it will be in September or October. I think it has been a fairly flexible timing; you can only say that last two years has been in October.

Bloomberg: But onsite was before, is it?

Suresh Senapaty: No, also around the same November kind of time.

Bloomberg: No changes in that?

Suresh Senapaty: So far looks like we will take this review around the same time as last year, but I can’t say for sure.

Bloomberg: And what is the hedged amount we have?

Suresh Senapaty: Apart from assigning the hedges to the receivables that we have, and other balance sheet items, about 503 million dollars of hedges we have over the next four quarters.

Bloomberg: What are you expecting out of the rupee?

Suresh Senapaty: The main reason why we are hedging is not to take front on what rupee-dollar would be. We are saying that we are not the experts to be able to deal with that and to be able to have a little bit of certainty, we do these hedges. But eventually we think there will be both way movements of rupee-dollar because of the sound economic position and the investments that India is attracting, there could be strength in the rupee vis-à-vis dollar.

Bloomberg: What is the company’s expansion strategy both in India and abroad and anything you can tell us about the acquisition strategy?

Suresh Senapaty: I think we are going to take calls in terms of what we have been doing so far. In terms of coming out with newer and newer services concentrating in Europe. I mean continuing to focus in Europe and Japan for getting better growth and using consulting as a lever, using multiple other services as a lever to be able to get higher level of shares in the customer. Acquisition will continue to be a strategic tool that we will be using to be able to address certain new geographies, to be able to address some of the gaps that we have in each of our verticals, in terms of completing the range of services. So that is where we are and we will stay on course with that. We will continue to focus on operating efficiencies to be able to contain the margin pressures because of the compensation or rupee appreciation, and we will continue to look forward to opening up centers in East Europe and other locations based on the demands from the customer.

Bloomberg: Is there amount you set aside for acquisitions, or can you give us any guidance on how much you have available?

Suresh Senapaty: No, we do not have. Because you know that we have enough cash on the balance sheet, plus we could always have multiple other ways.

Bloomberg: My last question is on the macro environment, do you still see continued IT spending going up?

Suresh Senapaty: Last time we had said that there could be a little bit of IT spend reduction compared to the previous year, and that has helped us to strategize better in terms of our action plans vis-à-vis our customers, but as we said that just because certain IT spends come down that does not impact the IT industry significantly in India because we continue to hold a strategic position when the market is good or bad. We think the momentum will continue, but it is on a larger base so you will have that impact on that.